Mail Stop 3561

July 3, 2008

Via U.S. Mail and Facsimile

Scott D. Davis
Chairman and Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

      RE: United Parcel Service, Inc.
                 Form 10-K for the fiscal year ended December 31, 2007

                 File No. 001-15451

Dear Mr. Davis:

We have reviewed your filing and have the following comment. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. As part of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 5. Employee Benefit Plans, page F-15
Note 17. Quarterly Information, page F-46

1. We note from your disclosure on page F-16 and F-28 that in December 2007 you ratified the national master agreement with the Teamsters, which allowed you to withdraw employees from the Central States Pension Fund, a multi-employer pension plan, and establish a jointly trusteed single-employer plan ("UPS IBT Pension Plan"). We also note from your disclosure on F-16 and F-46 that in the fourth quarter ended December 31, 2007 you recorded a pre-tax charge of $6.100 billion related to the withdrawal from the Central States Pension Fund. In light of the fact that this $6.100 billion charge significantly affected operating expense, operating profit and net income for the fiscal year ended December 31, 2007, please provide us with the following:

    - The method(s) and assumptions used in determining the $6.100 billion charge, and a summary of material relevant facts, which support these method(s) and assumptions; and

    - Your business reason for deciding to withdraw your employees from the Central States Pension Fund, which caused you to incur a $6.100 billion charge, rather than opting to continue in the Central States Pension Fund. As part of your response, please provide us with a summary of your costs and benefits analysis that supports your decision.

    Assuming a satisfactory response to the above matters, please significantly expand in future filings the discussion in MD&A to address the matters noted above.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Kurt P. Kuehn, Chief Financial Officer
(404)828-6619